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SEC 03051198 COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20271 Acacia Street, Suite 200, Newport Beach, CA 92660
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 949 863-5900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2003, ~~19~~ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



YOON SOOK KIM
Commission # 1412363
Notary Public - California
Orange County
My Comm. Expires Apr 20, 2007

Signature

President

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 26 DAY OF August 2003, BY Peter D. Schiff

NOTARY PUBLIC

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2003

EURO PACIFIC CAPITAL, INC.
20271 ACACIA STREET, SUITE 200
NEWPORT BEACH, CA 92660

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc., as of June 30, 2003 and related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Euro Pacific Capital, Inc. as of June 30, 2003 and the results of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule on pages 8 and 9 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA

Los Angeles, California
August 7, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash in bank	$	26,168
Clearing broker deposit		50,000
Commissions receivable		193,544
Other receivable		0
Prepaid expenses and other assets		18,082
Property and Equipment, at cost, net of accumulated depreciation of $49,257		318,703
Deposits		5,553
TOTAL ASSETS	$	612,050

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	37,016
Accrued expenses		28,312
Current portion of mortgage note payable		10,200
Loan from officer		30,520
Pension contribution		52,029
Tenant security deposit		7,500
TOTAL CURRENT LIABILITIES		165,577
Mortgage note payable		222,027
TOTAL LIABILITIES		387,604
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares		510
Additional paid-in capital		112,147
Retained earnings		231,789
Less cost of common stock held in treasury		(120,000)
TOTAL STOCKHOLDER'S EQUITY		224,446
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	612,050

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES	
Brokerage revenue	$ 1,959,176
Interest and dividends	324
Other	0
TOTAL REVENUE	1,959,500
OPERATING EXPENSES (SEE SCHEDULE)	1,911,345
OPERATING INCOME	48,155
OTHER INCOME - RENTAL PROPERTY	8,600
NET INCOME BEFORE INCOME TAX	56,755
PROVISION FOR INCOME TAXES	13,930
NET INCOME	$ 42,825

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	42,826
Depreciation and amortization		14,054
Changes in operating assets and liabilities:		
Commissions receivable		(29,836)
Other receivable		2,285
Prepaid expenses		(5,832)
Accounts payable		12,228
Accrued expenses		6,320
Note payable to officer		30,520
Pension contributions		42,989
Security deposit		(1,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES		114,554
CASH FLOW FOR INVESTING ACTIVITIES		
Purchase of furniture, fixtures and equipment		(9,247)
Repayment of mortgage loan		(9,759)
CASH FLOW FOR INVESTING ACTIVITIES		(19,006)
CASH FLOW FROM FINANCING ACTIVITIES		
Paid in capital		0
CASH FLOW FROM FINANCING ACTIVITIES		0
NET CASH INCREASE		95,548
CASH: BEGINNING OF THE YEAR		(69,380)
CASH: END OF THE YEAR	$	26,168
SUPPLEMENTAL DATA:		
Interest paid	$	21,267
Income taxes	$	16,920

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Shares Issued		Capital Stock		Additional Paid-In Capital		Treasury Stock		Retained Earnings (Deficit)		Total Stockholder's Equity
Balance, June 30, 2002	510	$	510	$	112,147	$	(120,000)	$	188,964	$	181,621
Net income									42,825		42,825
Balance, June 30, 2003	510	$	510	$	112,147	$	(120,000)	$	231,789	$	224,446

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company does not hold funds or securities for or owe funds or securities to customers. As a result, the Company is exempt from certain provisions and requirements of the Securities and Exchange Commission.

Revenue Recognition - Commission revenue is recognized from the sale of customers' securities.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Statement of Cash Flows - For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends June 30, 2003. The provision for income taxes for the year consists of the following:

Federal	$ 8,395
State	5,535
	$13,930

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

NOTE 4 - FIXED ASSETS

Fixed Assets consist of the following:

Land and Building	$ 326,118
Furniture and Fixtures	22,751
Computers	19,091
Total	$ 367,960
Less: accumulated depreciation	(49,257)
Net Fixed Assets	$ 318,703

NOTE 5 - LONG TERM LIABILITIES

Note payable secured by first trust deed, interest only, due July 2, 2006. Original Interest 8.25%, current interest is 7.625%, monthly payments are $2,344.42, balance due at June 30, 2003 is $231,359.

Following are maturities of long-term debt for each of the next five years:

Year ending June 30,	**Amount**
2004	$ 11,766
2005	12,625
2006	13,551
2007	14,550
2006 and after	178,867
	$ 231,159

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange area under a long-term agreement expiring January 31, 2005. The annual rental commitments for years ending June 30, are as follows:

2004	$ 64,350
2005	37,538
	$ 101,888

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Elizabeth Tractenberg, CPA

Los Angeles, California
August 7, 2003

10680 West Pico Boulevard, Suite 250, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
JUNE 30, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	224,446
Nonallowable assets		(110,111)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	109,335

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	25,853
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	25,853
EXCESS CAPITAL	$	83,482
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	70,575

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	387,604
Aggregate indebtedness to net capital		3.55

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	109,337
Audit adjustments:		
Rounding		(2)
Net capital, per audited financial statements	$	109,335

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2003

NON-ALLOWABLE ASSETS

Prepaid expenses and other assets	$	18,082
Property and Equipment, at cost, net of accumulated depreciation of $49,257		318,703
Less: mortgage note payable on property included as non-allowabl		(232,227)
Deposits		5,553
TOTAL	$	110,111

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2002

Automobile	$ 15,108
Clearing charges	361,706
Commissions	225,419
Consulting	5,593
Depreciation	14,054
Insurance	16,418
Interest expense	21,267
Legal and professional	16,204
Licenses and fees	6,763
Miscellaneous	62,541
Office expense	20,866
Outside services	5,446
Payroll taxes	33,938
Pension plan contribution	52,029
Postage and delivery	8,921
Rent and parking	84,825
Salaries and wages	918,904
Telephone	27,263
Travel	14,080
TOTAL OPERATING EXPENSES	$ 1,911,345

See Accompanying Notes To Financial Statements

PART II

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") for the year ended June 30, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by Euro Pacific Capital, Inc. that I considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA

Los Angeles, California
August 7, 2003